

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Xin Sun
Chief Executive Officer
China Health Industries Holdings, Inc.
3199-1 Longxiang Road, Songbei District, Harbin City
Heilongjiang Province
People's Republic of China

> **Re: China Health Industries Holdings, Inc.**
> **Amendment No. 1 to Annual Report on Form 10-K for**
> **Fiscal Year Ended June 30, 2022**
> **Filed February 24, 2023**
> **File No. 000-51060**

Dear Xin Sun:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022

Item 1. Business, page 1

1. We note your response to Comment 1 and re-issue in part. Please specify that you are not a Chinese operating company.

2. We note your response to Comment 2 and re-issue in part. Please revise your disclosure to address how recent statements and regulatory actions by China's government, such as those related to anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Cash Transfer, page 3

3.   We note your response to Comment 4 and re-issue in part. Please clarify whether there were cash transfers between China Health US and any of the PRC subsidiaries.

PCAOB and Auditor's Regulation, page 18

4.   Please revise your disclosure in this section to update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

General

5.   We note your response to Comment 6. We also note that during your fiscal year 2023 (i.e., on October 21, 2022), you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on the financial statements included in your Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please be advised that, pursuant to the Final Adopting Release of the Holding Foreign Companies Accountable Act Disclosure, you will be required to comply with Item 9C of Form 10-K in your fiscal year 2023 Annual Report. Specifically, since you are incorporated in Delaware, you should provide the documentation required by Item 9C(a) of Form 10-K on or before the due date for your fiscal year 2023 Annual Report. Please note that the PCAOB's 2022 HFCAA Determination Report announced on December 15, 2022 does not relieve the requirements under Item 9C.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any questions.

                                                                Sincerely,

                                                                Division of Corporation Finance
                                                                Office of Life Sciences

cc: Elizabeth F. Chen, Esq.